
Invesco Mortgage Capital Inc.

Proxy Statement

Notice of 2023 Annual Meeting of Stockholders


Invesco


Your vote is important:
Please vote by using the Internet, the telephone or by signing, dating and returning a proxy card



Jack Hardin
has served as Chair
since 2017 and as a
non-executive director
since 2014

A letter to our stockholders from the Chair of our Board of Directors

Dear Fellow Stockholder,

On behalf of the Board of Directors, I would like to express our sincere appreciation for your continued support as an investor in Invesco Mortgage Capital Inc. Our Board of Directors and management team are committed to strengthening our business and improving the return on your investment in our company.

Company performance
We continued to experience challenges in the Agency residential mortgage-backed securities ("RMBS") market as Agency RMBS underperformed Treasuries over the course of 2022, ending the year with one of the worst total returns for the sector on record. Mortgage performance suffered as the Federal Reserve's efforts to control decades high levels of inflation resulted in higher interest rates and elevated interest rate volatility. While management remains cautious on mortgage valuations in the near-term, we believe that a potential reduction in interest rate volatility combined with compelling valuations and favorable funding conditions will support an attractive investment environment for Agency RMBS in 2023.

Despite the volatile market conditions in 2022, we were able to continue to pay a consistent dividend each quarter. We also issued approximately 5.69 million shares of our common stock through our at-the-market program generating net proceeds of $81.6 million, continuing to seek to better balance our capital structure and invest in accretive assets. As we rotated our portfolio into higher yielding Agency RMBS, attractive spreads, along with favorable funding and a relatively low-cost legacy swap portfolio, continued to support the earnings power of the portfolio.

A farewell and a future rich in diversity
Effective with the conclusion of the upcoming Annual Meeting, Jim Lientz, who has chaired our Nominating and Governance Committee since 2018, and I will be stepping down from board service, after serving on your board for eleven and nine years, respectively. We would like to thank our stockholders for their engaged support as we have helped navigate the company through a series of unprecedented events including the global pandemic crisis, and a sharply rising interest rate environment. While we will miss engaging with you and our colleagues, we are leaving a Board rich in diverse talent, perspectives, and experiences. Under the leadership of the Board's next chair, John Day, and with the addition of our newest director, Katharine Kelley, our Board will comprise diverse perspectives of gender, ethnicity, age, tenure, skills and experiences, which will help contribute to the future success of the company. Jim and I are proud to have contributed to building this diverse future for our Board.

Your Board remains highly confident in, and supportive of, the management team of the company.

Regards,

Jack Hardin
Chair and Non-Executive Director

Notice of 2023 Annual Meeting of Stockholders

Date and time

Monday, May 8, 2023, at 2:00 p.m., Eastern Time

Place

Kimpton Shane Hotel
1340 W Peachtree St NW
Atlanta, GA 30309

Voting methods

Internet
Visit the web site listed on your Notice


Telephone
Call the telephone number listed on your Notice


Mail
Sign, date and return a requested proxy card


In person
Attend the Annual Meeting in Atlanta, Georgia

Items of business		Board voting recommendation
1	To elect seven (7) directors to the Board of Directors to hold office until the annual meeting of stockholders in 2024	⊘ FOR
2	To hold an advisory vote to approve the company's executive compensation	⊘ FOR
3	To hold an advisory vote on the frequency of holding future advisory votes on the company's executive compensation	⊘ EVERY 1 YEAR
4	To appoint PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2023	⊘ FOR
5	To consider and act upon such other business as may properly come before the meeting or any adjournment thereof	

Who can vote
Only holders of record of our common stock on March 9, 2023 are entitled to notice of and to attend and vote at the Annual Meeting and any adjournment or postponement thereof. Beginning on March 21, 2023, we mailed a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement and our Annual Report via the Internet to eligible stockholders.

By order of the Board of Directors,

Tina Carew,
Company Secretary
March 21, 2023

Contents

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invesco Mortgage Capital Inc. ("Board" or "Board of Directors") for the Annual Meeting of Stockholders to be held on Monday, May 8, 2023, at 2:00 p.m., Eastern Time. Please review the entire Proxy Statement and the company's 2022 Annual Report on Form 10-K before voting. In this Proxy Statement, except where the context suggests otherwise, the terms "company," "we," "us," and "our" refer to Invesco Mortgage Capital Inc., together with its consolidated subsidiaries, including IAS Operating Partnership LP, which we refer to as "our operating partnership"; "our manager" refers to Invesco Advisers, Inc., our external manager; and "Invesco" refers to Invesco Ltd., together with its consolidated subsidiaries, the indirect parent company of our manager.

Proxy Statement summary

This summary highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and the company's Annual Report on Form 10-K for the year ended December 31, 2022 before voting.

Matters for stockholder voting
At this year's Annual Meeting, we are asking our stockholders to vote on the following matters:

Proposal		Board vote recommendation
1	Election of directors	⊘ FOR
2	Advisory vote to approve the company's executive compensation	⊘ FOR
3	Advisory vote on the frequency of holding future advisory votes on the company's executive compensation	⊘ EVERY 1 YEAR
4	Appointment of PricewaterhouseCoopers LLP for 2023	⊘ FOR

Our directors and their qualifications

The Board believes that all of the directors are highly qualified. Our directors have the significant leadership and professional experience, knowledge and skills necessary to provide effective oversight and guidance for the company's strategy and operations. All the directors satisfy the criteria set forth in our Corporate Governance Guidelines and possess the characteristics that are essential for the proper functioning of our Board. As a group, they represent diverse views, experiences and backgrounds. The matrix below is intended to depict notable competencies for each director in areas that our Board has identified as particularly valuable to the effective oversight of the company and the execution of our corporate strategy; not having a mark does not mean that a particular director does not possess that qualification or skill. Nominees have developed competencies in these skills through education, direct experience, and/or oversight responsibilities. Additional biographical information on each nominee is set out starting on page 6.

Director Skills Matrix

	Retiring Directors		Director Nominees						
	Hardin	Lientz	Day	Handlon	Kelley	Liu	Lockhart	McGreevey	Zayicek
Financial Services/ Capital Markets		■	■	■			■	■	■
Mortgage Industry/MBS			■	■	■			■	■
Executive Leadership	■	■	■	■	■	■	■	■	■
Risk Management	■	■	■	■	■	■	■	■	■
Accounting and Financial Reporting	■		■	■		■	■		
Corporate Governance	■	■	■	■		■			
Other Public Company Board Experience	■	■	■	■					■
Technical-Government, Legal, and Regulatory	■					■	■		

Governance highlights



Independence
- 7 out of our 9 current directors are independent.
- All of our Board committees are composed exclusively of independent directors.



Independent Chair
- We have an independent chair of our Board (the "Chair"), selected by the independent directors.
- The Chair serves as liaison between management and the other independent directors.



Executive sessions
- The independent directors regularly meet in private without management.
- The Chair presides at these executive sessions.



Share ownership requirements
- Our non-executive directors must hold at least the lesser of (i) a number of shares equal to the fair market value of 3 times the annual cash retainer paid to the non-executive directors or (ii) 8,000 shares of company common stock within five years of the later of the effective date of the policy or joining the Board.
- All non-executive directors must retain all equity compensation until individual share ownership requirements are met.
- Our CEO must hold at least 7,000 shares of company common stock.
- All other executive officers must hold 3,500 shares of company common stock.



Board practices
- Our Board annually reviews its effectiveness as a group, with directors participating in one-on-one interviews coordinated by an independent external advisor that reports the results of the annual review to the Board in person.



Accountability
- Directors must be elected annually by a majority of votes cast.



Insider trading restrictions
- Our insider trading policy prohibits short selling, dealing in publicly-traded options, pledging and hedging or monetization transactions in our equity securities.



Board oversight of risk management
- Our Board has principal responsibility for oversight of the company's risk management process and understanding of the overall risk profile of the company.



Diversity
- Our Board seeks out highly qualified candidates of diverse gender, race and ethnicity, as well as taking into account other factors that promote principles of diversity.
- Our Board ensures that women and underrepresented groups are included in each pool of candidates.



Overboarding
- All directors serve on the boards of three or fewer public companies.

Board member highlights (2023 Director Nominees)



Average tenure
5
years

Diversity

● ● ● ● ○ ○ ○

4 of 7 directors are diverse

Director independence

● ● ● ● ● ○ ○

5 of 7 directors are independent

Average age
63
years

Tenure

3 directors   **3 directors**

                                        1 director

<1-4 years   5-9 years   10+ years

Director tenure

The tenure of our nominated directors ranges from less than one to fourteen years (since our inception). Our directors contribute a wide range of knowledge, skills and experience as illustrated in their individual biographies. We believe the tenure of the members of our Board provides the appropriate balance of expertise, experience, continuity and new perspectives to our Board to serve the best interests of our stockholders.

As the Board considers new director nominees, it takes into account a number of factors, including nominees that have skills that will match the needs of the company's long-term strategy and will bring diversity of thought, perspective, experience and background to our Board. Per our Corporate Governance Guidelines, the Board seeks out highly qualified candidates of diverse gender, race and ethnicity, as well as taking into account other factors that promote principles of diversity, and ensures that women and underrepresented candidates are included in each pool of candidates from which the Board nominees are chosen. For more information on our director nomination process, see **Information about our Director Nominees — Director recruitment.**

Stockholder engagement

We value our stockholders' perspectives and each year interact with stockholders through numerous engagement activities including through our quarterly earnings calls, investor conferences and via our Investor Relations department. These activities and the feedback we receive assist our ongoing efforts to ensure that our disclosures are transparent and accessible. Stockholders may contact our Investor Relations department at contactus@invescomortgagecapital.com.

Proposal



1

Election of directors

Our Board of Directors currently has nine directors, each of whom is serving a term of office that continues until the Annual Meeting in 2023, or until such director's successor has been duly elected and qualified, or such director is removed from office or such director's office is otherwise earlier vacated. Edward J. Hardin and James R. Lientz, Jr. each determined not to seek re-election this year. Katharine W. Kelley joined the Board in March 2023 and was initially identified as a candidate by an external search firm. The Board believes the addition of her perspective and skill set will enrich the Board.

The Board has nominated John S. Day, Carolyn B. Handlon, Katharine W. Kelley, Don H. Liu, Dennis P. Lockhart, Gregory G. McGreevey and Beth A. Zayicek for election as directors of the company for a term ending at the 2024 Annual Meeting, or until such director's successor has been duly elected and qualified, or such director is removed from office. Further information regarding the nominees is shown on the following pages. Each nominee has indicated to the company that the nominee would serve if elected. We do not anticipate that any of our director nominees would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Under our Bylaws, at any meeting held for the purpose of electing directors at which a quorum is present, each director nominee receiving the affirmative vote of a majority of the total votes cast with respect to such nominee at the meeting will be elected as a director. If a nominee for director who is an incumbent director is not elected and no successor has been elected at the meeting, the director is required under our Bylaws to submit his or her resignation as a director. Our Nomination and Corporate Governance Committee would then make a recommendation to the full Board on whether to accept or reject the resignation. If the resignation is not accepted by the Board, the director will continue to serve until the next annual meeting or until his or her successor is duly elected, or his or her earlier resignation or removal. If the director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill the vacancy or decrease the size of the Board. However, if the number of nominees exceeds the number of positions available for the election of directors, the directors so elected shall be those nominees who have received the greatest number of affirmative votes so long as such nominee also received at least an affirmative majority of the total votes cast at the Annual Meeting or by proxy.



FOR

Recommendation of the Board
The Board unanimously recommends a vote "FOR" the election to the Board of each of the director nominees.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Information about Director nominees

The Board believes that each of these nominees is qualified to serve as a director of the company and, in addition to the skills listed in the table on page 2, the specific qualifications of each nominee that were considered by the Board follow each nominee's biographical description.

Director nominees for 2023



John S. Day
Non-executive director

Age
75

Tenure
14 Years

Current Committees:
- Audit (Chair)
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Financial Services/Capital Markets
- Mortgage Industry/MBS
- Executive Leadership
- Risk Management
- Accounting and Financial Reporting
- Corporate Governance
- Other Public Company Board Experience

John S. Day

John S. Day has served as a director and as Chair of the Audit Committee since 2009. Mr. Day was previously with Deloitte & Touche LLP from 2002 until his retirement in 2005. Prior to joining Deloitte & Touche LLP, Mr. Day was with Arthur Andersen LLP from 1976 to 2002. Mr. Day received a B.A. degree from the University of North Carolina and an M.B.A. from Harvard Business School.

If elected, Mr. Day will serve as Chair of the Board.

Director qualifications
- **Accounting and financial reporting expertise:** Mr. Day has amassed extensive experience in finance and accounting, having served for nearly three decades at two of the world's largest accounting firms. In keeping with his experience, Mr. Day is recognized by the Board as an audit committee financial expert under the Securities and Exchange Commission ("SEC") rules.
- **Public and private company board experience:** Mr. Day served on the board of Lenbrook Square Foundation, Inc., from 2007 to 2019, where he was Chairman of the Board from 2012 to 2014 and was a member of the Finance and Governance and Nominating Committees. From September 2007 to December 2011, Mr. Day served on the board of directors of Force Protection, Inc., where he was the Chairman of the Audit Committee, and from 2010 to 2014, Mr. Day served on the board of Edens Investment Limited Partnership, where he was Chairman of the Audit Committee.



Carolyn B. Handlon
Non-executive director

Age
65

Tenure
6 Years

Current Committees:
- Audit
- Compensation (Chair)
- Nomination and Corporate Governance

Qualifications:
- Financial Services/Capital Markets
- Mortgage Industry/MBS
- Executive Leadership
- Risk Management
- Accounting and Financial Reporting
- Corporate Governance
- Other Public Company Board Experience

Carolyn B. Handlon

Carolyn B. Handlon has served as a director since 2017 and as Chair of the Compensation Committee since 2018. Ms. Handlon retired from Marriott International ("Marriott") in April 2022 where she held several leadership roles during her 35 years with the company, including serving as EVP & Global Treasurer for the last 17 years with areas of responsibility including financial strategy, financial risk management, global capital markets, hotel finance and mortgage banking. In that role, Ms. Handlon oversaw the financial health and strategy of Marriott, global investing and deal evaluations, ensuring the financial integrity of global investment opportunities. Prior to joining Marriott in 1987, Ms. Handlon worked for the Overseas Private Investment Corporation and Continental Illinois Bank. She holds a B.A. from Virginia Polytechnic Institute and State University and a M.B.A. from Indiana University.

If elected, Ms. Handlon will serve as Chair of the Audit Committee.

Director qualifications
- **Financial services/capital markets and accounting and financial reporting expertise:** Ms. Handlon was one of the key leaders at Marriott in the structuring of business combinations, spin-offs and joint ventures. Her record of successfully navigating turbulent economic recessions and capital market crises, preserving liquidity and financial stability for Marriott demonstrates her financial acumen and expertise. Ms. Handlon is recognized by the Board as an audit committee financial expert under the SEC rules.
- **Public and private company board experience:** Ms. Handlon has served on the board of Science Applications International Corporation ("SAIC") since 2022 and is a member of SAIC's Audit and Nominating/Governance Committees. She was appointed to the board of directors of Apple Hospitality REIT, Inc. effective March 1, 2023. She is a member of the Economic Club of Washington, National Association of Corporate Directors and Women Corporate Directors.



Katharine W. Kelley
Non-executive director

Age
59

Tenure
< 1 year

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Mortgage Industry/MBS
• Executive Leadership
• Risk Management

Katharine W. Kelley

Katharine W. Kelley is Owner and President of Green Street Properties, an Atlanta-based real estate development and consulting firm focused on creating urban infill, mixed-use properties. From 2016-2018, Ms. Kelley served as Executive Vice President-Development for Newport, an international private equity and real estate development firm. Prior to that, she served as Managing Director at Jamestown, an international real estate private equity firm, and Senior Vice President-Development at Post Apartment Development, a multifamily and mixed-use real estate development firm. Ms. Kelley received a Bachelor of Arts degree from the University of North Carolina at Chapel Hill, a Master of Science degree in Real Estate Development from Columbia University, and a Master of Business Administration from Harvard University.

Director qualifications

• **Mortgage industry and executive leadership:** Ms. Kelley has over 30 years of experience in urban infill, mixed-use and residential development, leading the development of more than $2 billion of properties while serving in senior positions, contributing multifamily residential and commercial real estate expertise to our board. She is nationally recognized for creative, catalytic development, product innovation and leadership of mixed-use projects.



Don H. Liu
Non-executive director

Age
61

Tenure
1 Year

Current Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Executive Leadership
• Risk Management
• Accounting and Financial Reporting
• Corporate Governance
• Technical–Government, legal and regulatory

Don H. Liu

Don H. Liu has served as a director since February 2022. Mr. Liu is the Executive Vice President, Chief Legal and Risk Officer and Corporate Secretary of Target Corporation ("Target"). Prior to joining Target in 2016, Mr. Liu served in diverse leadership roles working across multiple business sectors and functional areas at Xerox as Executive Vice President, General Counsel and Corporate Secretary; Toll Brothers as Senior Vice President, General Counsel and Chief Compliance Officer; IKON Office Solutions as Corporate Compliance Officer and Chair of IKON Diversity Council; and Aetna U.S. Healthcare as Deputy Chief Legal Officer. Prior to becoming in-house counsel, he served as an associate at two New York City law firms specializing in securities and mergers and acquisitions. Mr. Liu received his B.A. degree from Haverford College and earned his J.D. from Columbia University School of Law.

If elected, Mr. Liu will serve as Chair of the Nomination and Corporate Governance Committee.

Director qualifications

• **Corporate governance, executive leadership and technical expertise:** Mr. Liu serves on the Executive Leadership Team at Target and is accountable for all of Target's legal, government affairs, risks and reputation, compliance, ethics and corporate security functions. Throughout his career, he has advised his board of directors on global strategic matters such as mergers and acquisitions, business development and risk management. He has been a consistent key player in the development of Diversity, Equity and Inclusion and Environmental, Social and Governance ("ESG") strategies and governance protocols for his companies, including the establishment and becoming the first chair of the IKON Diversity Council and the formation of the Target board's ESG and related governance framework.



Dennis P. Lockhart
Non-executive director

Age
76

Tenure
6 Years

Current Committees:
- Audit
- Compensation
- Nomination and Corporate Governance

Qualifications:
- Financial Services/Capital Markets
- Executive Leadership
- Risk Management
- Accounting and Financial Reporting
- Other Public Company Board Experience

Dennis P. Lockhart

Dennis P. Lockhart has served as a director since 2017. Mr. Lockhart is the immediate past President and Chief Executive Officer of the Federal Reserve Bank of Atlanta, a position he held from 2007 until his retirement in 2017. In addition, he served on the U.S. Federal Reserve's chief monetary policy body, the Federal Open Market Committee, from 2007 to 2017. He currently serves as a director of The Beneficient Company Group, Prime Revenue Inc., and American Virtual Cloud Technologies, Inc. Mr. Lockhart is a Distinguished Professor of Practice at the Sam Nunn School of International Affairs at the Georgia Institute of Technology. Mr. Lockhart served on the faculty of Georgetown University's School of Foreign Service from 2003 to 2007, and as an adjunct professor at Johns Hopkins University's School of Advanced International Studies from 2002 to 2007. During his academic service, Mr. Lockhart was Chairman of the Small Enterprise Assistance Funds. Earlier, he was a managing partner at Zephyr Management LP, president of Heller International Group, Chairman of the advisory committee of the U.S. Export-Import Bank, and held various positions with Citigroup (formerly Citicorp/Citibank). Mr. Lockhart received a B.A. from Stanford University, a Master's in international economics and American foreign policy from Johns Hopkins University, and an honorary doctoral degree from Georgia State University. Mr. Lockhart served as an officer in the U.S. Marine Corps Reserve from 1968 to 1974.

If elected, Mr. Lockhart will serve as Chair of the Compensation Committee.

Director qualifications
- **Executive leadership, financial services/capital markets and economic policy experience:** Mr. Lockhart brings a wealth of finance and economic policy experience to the Board given his 10 years of service with the U.S. Federal Reserve Bank system, including monetary policy and economic regulation. Importantly, Mr. Lockhart also has more than 30 years of experience in the private financial sector which greatly benefits the Board.
- **Civic and policy organization experience:** Mr. Lockhart also brings valuable perspectives and experience to the Board given his service on various non-profit organizations, governance and advisory boards.



Gregory G. McGreevey
Director

Age
60

Tenure
7 Years

Qualifications:
- Financial Services/Capital Markets
- Mortgage Industry/MBS
- Executive Leadership
- Risk Management

Gregory G. McGreevey

Gregory G. McGreevey has served as a director since 2016. Mr. McGreevey has served as Senior Managing Director, Investments, of Invesco since 2017, with responsibilities including certain of Invesco's global equities investment teams, US and Canadian equities, equity trading, private credit, private markets, global fixed income, product development, Global Performance Measurement and Risk Group and investment administration. Previously, he was chief executive officer of Invesco Fixed Income from 2011 to 2017. Prior to joining Invesco, he was president of Hartford Investment Management Co. and executive vice president and chief investment officer of The Hartford Financial Services Group, Inc. from 2008 to 2011. From 1997 to 2008, Mr. McGreevey served as vice chairman and executive vice president of ING Investment Management – Americas Region, as well as business head and chief investment officer for ING's North American proprietary investments and chief executive officer of ING Institutional Markets. Before joining ING, Mr. McGreevey was president and chief investment officer of Laughlin Asset Management and president and chief operating officer of both Laughlin Educational Services and Laughlin Analytics, Inc. He is a Chartered Financial Analyst. Mr. McGreevey earned a B.B.A. from the University of Portland and an M.B.A. from Portland State University.

Director qualifications
- **Executive leadership, financial services/capital markets and mortgage industry/MBS experience:** Mr. McGreevey has nearly 30 years of investment management industry experience, including as an investment professional and in a series of executive management positions. Mr. McGreevey's deep experience with the fixed income and institutional investment products and his leadership of Invesco's business in these areas provides the Board with great insight into issues facing the industry.



Beth A. Zayicek
Director

Age 42
Tenure 2 Years

Qualifications:
• Financial Services/Capital Markets
• Mortgage Industry/MBS
• Executive leadership
• Risk Management
• Other Public Company Board Experience

Beth A. Zayicek

Ms. Zayicek has served as a director since 2021. Ms. Zayicek has served as the Chief Operating Officer of Private Markets for Invesco since 2019 and has worked in Invesco Real Estate, the real estate investment center of Invesco, since 2008. She is a member of Invesco Real Estate's Global Executive Committee and Asia Investment Committee. Ms. Zayicek previously served as Invesco Real Estate's Chief Operating Officer from 2017 to 2019 and senior director of investment analytics from 2013 to 2016. She has also served on Invesco Real Estate's portfolio management and acquisition teams and as a member of its North American Investment Committee. Prior to joining Invesco Real Estate, Ms. Zayicek served as a member of the corporate and investment banking analyst program and real estate private equity group at KeyBank. Ms. Zayicek also currently serves as Chief Operating Officer and a director of Invesco Real Estate Income Trust Inc. Ms. Zayicek earned a B.S. in Management with a concentration in Finance from Case Western Reserve University.

Director qualifications
• **Executive leadership, financial services/capital markets and mortgage industry/ MBS experience:** Ms. Zayicek has extensive experience in the real estate and private markets industries. Her in-depth understanding of the asset management business as it specifically relates to real estate that she has obtained throughout her career and particularly as serving as the Chief Operating Officer of Invesco Private Markets is an invaluable resource for the company and the Board.

Retiring Directors



Edward J. Hardin
Chair, Non-executive director

Age 80
Tenure 9 Years

Committees:
• Audit
• Compensation
• Nomination and Corporate Governance

Qualifications:
• Executive Leadership
• Risk Management
• Accounting and Financial Reporting
• Corporate Governance
• Other Public Company Board Experience
• Technical--Government, legal and regulatory

Edward J. Hardin

Edward J. Hardin has served as our Chair since 2017 and as a director since 2014. Mr. Hardin is a partner of the law firm of Smith, Gambrell & Russell LLP ("SGR") and was a partner of the law firm of Rogers & Hardin LLP from its formation in 1976 until its combination with SGR in 2022. Mr. Hardin received a B.A. degree from Wesleyan University and a J.D. degree from Vanderbilt University.

Director qualifications
• **Executive leadership, corporate governance, legal expertise:** Mr. Hardin has spent over 40 years as a corporate and business lawyer in a leading Atlanta law firm, including service as a member of its executive committee. Mr. Hardin has extensive experience with legal and business issues facing public companies in a variety of industries. Mr. Hardin's broad background is a valuable asset to the Board's functioning in many of the decisions it is called upon to make.
• **Public company board experience:** Mr. Hardin has served more than 40 years on boards of directors of other public companies. Mr. Hardin serves on the board of Grady Memorial Hospital Corporation where he is Chair of the Compensation Committee. Mr. Hardin is Chairman Emeritus of the board of Gateway Center LLC, a homeless services provider, Vice Chairman of the board of Georgia Works! Inc., a residential transitional work training program, Co-Chairman of the Regional Commission on Homelessness, a public private partnership of eight local governments and community leaders, Chairman of the Fulton County Board of Health, Fulton County, Georgia and President of the Georgia Legal Services Foundation which supports indigent legal services.



James R. Lientz, Jr.
Non-executive director

Age	**Tenure**
79	11 Years

Committees:
- Audit
- Compensation
- Nomination and Corporate Governance (Chair)

Qualifications:
- Financial Services/Capital Markets
- Executive Leadership
- Risk Management
- Corporate Governance
- Other Public Company Board Experience

James R. Lientz, Jr.

James R. Lientz, Jr. has served as a director since 2012 and as Chair of the Nomination and Corporate Governance Committee since 2018. Mr. Lientz has more than 35 years of experience in the banking industry and nearly eight in government service. Mr. Lientz served as President of C&S Bank of South Carolina from 1990 to 1992, President of Nationsbank of Georgia from 1993 to 1996 and President, Mid-South Division, of Bank of America from 1996 to 2001. His public sector work was as Chief Operating Officer of the State of Georgia from 2003 to 2010. Mr. Lientz is currently a partner of Safe Harbor Consulting, LLC. Mr. Lientz received a B.S. degree from Georgia Institute of Technology in 1965 and an M.B.A. from Georgia State University in 1971.

Director qualifications
- **Executive leadership, industry experience and public sector leadership:** Mr. Lientz has more than 35 years of broad experience in financial-corporate management, specifically within the financial services industry. In addition, he brings to our board a perspective on leadership developed in the private and public sectors, having served as the first Chief Operating Officer for the State of Georgia for seven years. Mr. Lientz's depth and breadth of board and executive experience uniquely qualify him to provide guidance to our company.
- **Public and private company board experience:** Mr. Lientz serves as a director of the following private companies: Diversified Trust Company (Chair) since 2015, Georgia Banking Company (Chair) since 2010 and First Chatham Bank since 2022. He also serves as an advisory director of iFolio. Mr. Lientz is a former director of Georgia Power Company, Brand Holdings, Inc., BlueCross BlueShield of Georgia, MidCountry Financial Corp, and NDC Health.

Director independence

For a director to be considered independent, the Board must affirmatively determine that the director does not have any material relationships with the company either directly or as a partner, stockholder or officer of an organization that has a relationship with the company. Such determinations are made and disclosed pursuant to applicable New York Stock Exchange ("NYSE") or other rules. In accordance with the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following directors are independent and do not have a material relationship with the company: John S. Day, Carolyn B. Handlon, Edward J. Hardin, Katharine W. Kelley, James R. Lientz, Jr., Don H. Liu and Dennis P. Lockhart.

Board evaluation process

1
Annual Board and committee evaluations

The Board engages an independent external advisor specializing in corporate governance to coordinate the Board's self assessment by its members. The advisor provides each director with a questionnaire and then performs one-on-one confidential interviews with directors.

2
Report to Board

The advisor prepares and presents a report in person to the Board, which discusses the findings of the advisor based upon its reviews. The report also discusses governance trends which the Board may want to take into consideration.

3
Board and committee review

The Board then discusses the evaluation to determine what actions, if any, could further enhance the operations of the Board and its committees.

Director recruitment

The Nomination and Corporate Governance Committee identifies and adds new directors using the following process:



1 Determine candidate pool

The Nomination and Corporate Governance Committee reviews and updates its criteria for prospective directors based on succession planning for directors, to fill gaps in skill sets among current directors and to address new or evolving needs of the company. The committee utilizes recommendations from directors and an independent search firm to determine candidates for consideration.

We are committed to having our Board represent diverse backgrounds and a wide range of professional experience in areas that are relevant to our business and status as a public company. Our Corporate Governance Guidelines require that the Board seek out highly qualified candidates of diverse gender, race and ethnicity and take into account other factors that promote principles of diversity and ensure that women and underrepresented candidates are included in each pool of candidates from which the Board nominees are chosen.

2 Review recommendations

Candidates meet with members of the Nomination and Corporate Governance Committee, the Board Chair and the other Board members who assess candidates based on several factors, including whether the nominee has skills that will meet the needs of the company's objectives and will bring diversity of thought, perspective, experience and background to our Board.

3 Make recommendations to the Board

Due diligence is conducted, including soliciting feedback on potential candidates from persons outside the company. Qualified candidates are presented to the Board of Directors.

4 Outcome

Three new directors have joined our Board since 2021, contributing the following skills and traits:
- Financial services/capital markets
- Executive leadership
- Technical - government, legal and regulatory
- Accounting and financial reporting
- Other public company board experience
- Mortgage industry/MBS
- Corporate governance
- Risk management
- Gender and racial diversity

The Nomination and Corporate Governance Committee believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including:
- a high degree of personal and professional integrity;
- ability to exercise sound business judgment on a broad range of issues;
- sufficient experience and professional or educational background to have an appreciation of the significant issues facing public companies that are comparable to the company;
- willingness to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the company and its stockholders and being committed to enhancing stockholder value.

The Nomination and Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the company. Stockholders may nominate candidates for election to the Board under Maryland law and our Bylaws. Our Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who is a stockholder of record both at the time of giving the notice required by our Bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our Bylaws. The manner in which the Committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Committee will not evaluate a candidate recommended by a stockholder unless the stockholder's proposal provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the company and to provide all of the information necessary to conduct an evaluation. For further information regarding deadlines for stockholder proposals, please see the section of this proxy statement below entitled **Important Additional Information — Stockholder Proposals for the 2024 Annual Meeting.**

Communications with the Chair and non-executive directors
Any interested party may communicate with the Chair of our Board or with our non-executive directors as a group at the following addresses:

E-mail: company.secretary@invescomortgagecapital.com
Mail: Invesco Mortgage Capital Inc.
1331 Spring Street NW
Atlanta, Georgia 30309
Attn: Office of the Company Secretary

Communications will be distributed to the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, our manager maintains a Whistleblower Hotline for its employees or affiliates or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the company's Code of Conduct or law.

Persons may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication appropriately addressed to:

Audit Committee
Invesco Mortgage Capital Inc.
1331 Spring Street NW
Atlanta, Georgia 30309
Attn: Office of the Company Secretary

Corporate governance

The Board has adopted Corporate Governance Guidelines.

Corporate governance guidelines

The Board has adopted Corporate Governance Guidelines ("Guidelines") which are available in the corporate governance section of the company's website at www.invescomortgagecapital.com (the "company's website"). The information on the company's website is not intended to form a part of, and is not incorporated by reference into, this Proxy Statement. The Guidelines set forth the practices the Board follows with respect to, among other matters, the composition of the Board, director responsibilities, Board committees, director access to officers and independent advisors, director compensation and the performance evaluation of the Board.

The Board is elected by stockholders to oversee our management team and to seek to assure that the long-term interests of the stockholders are being served.

The company has chosen to separate the chief executive officer and Board Chair positions.

Board leadership structure

As described in the Guidelines, our business is conducted day-to-day by our officers and our manager, under the direction of the chief executive officer and the oversight of the Board, to enhance the long-term value of the company for its stockholders. The Board is elected by the stockholders to oversee the officers of the company and our manager and to seek to assure that the long-term interests of the stockholders are being served. In light of these differences in the fundamental roles of the Board and management, the company has chosen to separate the chief executive officer and Board Chair positions. The Board believes separation of these roles: (i) allows the Board to more effectively monitor and evaluate objectively the performance of the chief executive officer, such that the chief executive officer is more likely to be held accountable for his performance, (ii) allows the non-executive Chair to control the Board's agenda and information flow, and (iii) creates an atmosphere in which other directors are more likely to challenge the chief executive officer and other members of our senior management team. For these reasons, the company believes that this Board leadership structure is currently the most appropriate structure for the company. Nevertheless, the Board may reassess the appropriateness of the existing structure at any time, including following changes in Board composition, in management, or in the character of the company's business and operations.

Our Board has established a code of conduct.

Code of conduct

Our Board of Directors has established a code of ethics that applies to our officers, directors and independent contractors and to our manager's officers, directors and personnel when such individuals are acting for or on our behalf (the "code of conduct"). Among other matters, our code of conduct is designed to deter wrongdoing and to promote:

• honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
• full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
• compliance with applicable governmental laws, rules and regulations;
• prompt internal reporting of violations of the code of conduct to appropriate persons identified in the code of conduct; and
• accountability for adherence to the code of conduct.

Any waiver of the code of conduct for our executive officers or directors may be made only by our Board of Directors or one of our Board committees. The code of conduct is posted on the company's website. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the code of conduct by posting such information on the company's website.

Our insider trading policy contains our Hedging Policy, which is described in detail on page 23 of this Proxy Statement.

Board's role in risk oversight

We believe that risk oversight responsibility rests with the full Board of Directors. Therefore, the Board has principal responsibility for oversight of the company's risk management processes and for understanding the overall risk profile of the company. Though Board committees routinely address specific risks and risk processes within their purview, the Board has not delegated primary risk oversight responsibility to a committee.

The company has in place an enterprise risk management committee consisting of executive and senior management. The committee meets regularly and maintains dialogue with the Board of Directors regarding the top risks of the company and mitigating actions to address them. By receiving quarterly reports, the Board maintains a practical understanding of the risk philosophy and risk appetite of the company.

In addition, since the company is externally managed, we also rely upon the operational and investment risk oversight functions of our manager and its affiliates. Invesco's risk management framework provides the basis for consistent and meaningful risk dialogue. Our manager's global performance and risk committee oversees the management of core investment risks, while our manager's enterprise risk management committee oversees the management of all other business and strategic related risks. A network of regional, business unit and specific risk management committees, under the guidance and standards of the enterprise risk management committee, provides ongoing identification, assessment, management and monitoring of risks that provides a bottom-up perspective on the specific risk areas existing in various domains of our manager's business.

Oversight of technology and cyber security risk: The Global Security Oversight Committee, one of our manager's risk management committees, provides executive level oversight and monitoring of the end-to-end programs dedicated to managing information security and cyber related risk. Important to these programs is our manager's investment in threat-intelligence, its active engagement in industry and government security-related forums and its utilization of external experts to challenge our manager's program maturity, assess its controls and routinely test its capabilities as discussed in more detail below under **Cyber security**. Our board receives an annual update on our manager's global security program, with a focus on cyber security.

Through this regular and consistent risk communication, the Board seeks to maintain reasonable assurance that all material risks of the company are being addressed and that the company is fostering a risk-aware culture in which effective risk management is embedded in the business.

Environmental, social and governance matters

We are primarily focused on investing in, financing and managing mortgage-backed securities and other mortgage-related assets. These investments provide capital to the housing market and help support home ownership, which can advance the important social impacts of individual wealth creation and community development.

Our manager believes its workforce should reflect the diversity of people and perspectives of the communities it serves, and that diversity and inclusion are both moral and business imperatives. Our manager also values corporate stewardship and actively partners with non-profits, start-ups and other organizations to strengthen its communities.

Cyber security

Cyber threats are considered one of the most significant risks facing financial institutions. To mitigate that risk, our manager and its Invesco affiliates have a designated Global Chief Security Officer and have a global security program that brings together key components of our manager's and its Invesco affiliates' security, privacy and business continuity functions. The structure supports a more comprehensive, holistic approach to keeping our manager's clients, employees, and critical assets safe, upholding their privacy rights, while enabling a secure and resilient business.

Our manager's and its Invesco affiliates' information security program, led by its Chief Information Security Officer, is designed to oversee, and maintain all aspects of information security risk and seeks to ensure the confidentiality, integrity, and availability of information assets. This includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets. Our manager and its Invesco affiliates have an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach or third-party incident. Our manager and its Invesco affiliates conduct mandatory annual employee security awareness training, which focuses on cyber threats and security in general. Our manager and its Invesco affiliates also conduct regular cyber phishing tests throughout the year to measure and raise employee awareness against cyber phishing threats.

Information about the Board and its committees

Board of directors and committees

Our Board of Directors has formed an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee and has adopted charters for each of these committees. Each of these committees currently has seven directors, and the Board has affirmatively determined that each committee consists entirely of independent directors pursuant to rules established by the NYSE and rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the heightened independence standards for compensation committee and audit committee members. Moreover, the Compensation Committee is composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors.

Board meetings and annual meeting of stockholders

During the calendar year ended December 31, 2022, the Board held 8 meetings (not including committee meetings). Each then-serving director attended at least seventy-five percent (75%) of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during 2022. The Board does not have a formal policy regarding Board member attendance at stockholder meetings. All of our then-serving directors attended the Annual Meeting of Stockholders in 2022. The non-executive directors (those directors who are not officers or employees of Invesco and who are classified as independent directors under applicable NYSE standards) meet in executive session at least quarterly each year. Edward J. Hardin, our Chair and an independent director, has presided at the executive sessions of the non-executive directors.

Members:
John S. Day (Chair)
Carolyn B. Handlon
Edward J. Hardin
Katharine W. Kelley[1]
James R. Lientz, Jr.
Don H. Liu
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules and financially literate

Audit Committee Financial Experts:
Mr. Day and Ms. Handlon qualify under SEC rules and regulations

Meetings held in 2022:
4

The Audit Committee

Under its charter, the committee:

- is comprised of at least three members of the Board and each is "independent" under the NYSE and SEC rules and is also "financially literate," as defined under NYSE rules;
- members are appointed and removed by the Board;
- is required to meet at least quarterly;
- periodically meets with the internal auditor and the independent auditor in separate executive sessions without members of senior management present;
- has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties; and
- reports to the Board regularly.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include assisting the Board in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements.

---

1. Ms. Kelley joined the Audit Committee on March 1, 2023.

Members:
John S. Day
Carolyn B. Handlon (Chair)
Edward J. Hardin
Katharine W. Kelley[1]
James R. Lientz, Jr.
Don H. Liu
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules

Meetings held in 2022:
2

The Compensation Committee

Under its charter, the committee:
• is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
• members are appointed and removed by the Board; and
• has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties, including any compensation consulting firm.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) annually approving the compensation structure for, and reviewing and approving the compensation from the company, if any, of, senior officers, and overseeing the annual process for evaluating their performance, (ii) overseeing the administration of the company's equity-based and other incentive compensation plans, (iii) assisting the Board with executive succession planning, and (iv) determining the compensation for the company's non-executive directors. While the company remains externally managed, the committee will not be responsible for approving the compensation (and related goals and objectives) of the company's CEO and senior officers (the "Plan and Objectives"). However, the committee will review and discuss the Plan and Objectives to validate alignment with stockholder interests and confirm there are no potential conflicts of interests.

The committee meets at least annually to review and make recommendations to the Board on the compensation of the company's non-executive directors.

Members:
John S. Day
Carolyn B. Handlon
Edward J. Hardin
Katharine W. Kelley[1]
James R. Lientz, Jr. (Chair)
Don H. Liu
Dennis P. Lockhart

Independence:
Each member of the committee is independent under SEC and NYSE rules

Meetings held in 2022:
4

The Nomination and Corporate Governance Committee

Under its charter, the committee:
• is comprised of at least three members of the Board, each of whom is "independent" of the company under the NYSE and SEC rules;
• members are appointed and removed by the Board; and
• has the authority to retain independent advisors, at the company's expense, whenever it deems appropriate to fulfill its duties.

The committee's charter is available on the company's website. The charter sets forth the committee's responsibilities, which include (i) establishing procedures for identifying and evaluating potential nominees for director, (ii) recommending to the Board potential nominees for election and (iii) periodically reviewing and reassessing the adequacy of the Guidelines to determine whether any changes are appropriate and recommending any such changes to the Board for its approval. The candidates proposed for election in Proposal No. 1 of this Proxy Statement were unanimously recommended by the committee to the Board. For more information regarding the director recruitment process, see **Information about Director Nominees - Director recruitment.**

1. Ms. Kelley joined the Compensation Committee and the Nomination and Corporate Governance Committee on March 1, 2023.

Director compensation

A member of our Board of Directors who is also an employee of Invesco is referred to as an executive director. Executive directors do not receive compensation for serving on our Board of Directors. Under the terms of its charter, the Compensation Committee annually reviews and determines the compensation paid to non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

• that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the company's size and scope of business activities, including service on Board committees;

• that a component of the compensation should be designed to align the directors' interests with the long-term interests of the company's stockholders; and

• that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its annual review, the Compensation Committee engaged Ferguson Partners Consulting L.P. as an independent third-party consultant to report on comparable non-executive director compensation practices and levels. This report included a review of director compensation at peer company mortgage REITs with an investment focus in the company's target assets.

Non-executive director compensation for the 2022 service period is set forth below.

Base fee	The annual base fee was set at $85,000 and was paid in quarterly installments in arrears.
Equity award	Each non-executive director received an annual equity award in the amount of $95,000, payable in shares of our common stock. This award is granted on an annual basis in advance of service in the form of restricted shares of common stock that vest in one year.
Chair fee	The Chair of the Board received an additional annual cash fee of $45,000.
Audit Committee Chair fee	The Chair of the Audit Committee received an additional annual cash fee of $20,000.
Compensation Committee Chair fee	The Chair of the Compensation Committee received an additional annual cash fee of $10,000.
Nomination and Corporate Governance Committee Chair fee	The Chair of the Nomination and Corporate Governance Committee received an additional annual cash fee of $10,000.

We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board of Directors and committee meetings. Non-executive directors do not receive any meeting or attendance fees.

The company does not have a deferred compensation plan for its directors.

In November 2022, the Compensation Committee approved the same amounts as set forth above for non-executive director compensation for the 2023 service period.

Stock ownership policy for non-executive directors — All shares awarded to our non-executive directors are subject to the Non-Executive Director Stock Ownership Policy, which was amended in 2022 to reflect the Company's reverse stock split in June 2022. The policy requires that within five years of the later of the effective date of the policy or the date of such director's first appointment as a non-executive director, each non-executive director achieve and thereafter maintain an ownership level of at least the lesser of (i) a number of shares equal to the fair market value of three times the annual cash retainer paid to the non-executive director or (ii) 8,000 shares. Until such ownership level is achieved, each non-executive director is required to hold 100% of the shares received as compensation from the company.

IVR Director stock ownership policy table for 2022[1]
Shares held as of December 31, 2022[2]

━━ Ownership requirement



1. On June 3, 2022, the Company effected a 1-for-10 reverse stock split of its common stock. Shares owned are reported on a post-split basis.
2. Ms. Kelley did not join the Board until March 1, 2023.
3. Based on current compensation levels, it is anticipated that Mr. Liu will attain the share ownership requirement within the time period required by the policy.

Director compensation table[1]
The following table sets forth the compensation paid to our non-executive directors during 2022.

Name	Fees earned or paid in cash ($)[2]	Share awards ($)[3]	Total ($)
John S. Day	101,250	94,999	196,249
Carolyn Handlon	91,250	94,999	186,249
Edward J. Hardin	125,000	94,999	219,999
James R. Lientz, Jr.	91,250	94,999	186,249
Don H. Liu	52,063	116,847	168,909
Dennis Lockhart	81,250	94,999	176,249

1. Ms. Kelley did not join the Board until March 1, 2023.
2. Includes the annual base fee and, as applicable, additional Chair of the Board fee and commitee Chair fees.
3. Reflects (i) with respect to Mr. Liu, a grant as of March 15, 2022 of an equity award in the amount of 1,002 shares of common stock (on a post-split basis) reflecting his service for the period February to May 2022; and (ii) with respect to each non-executive directors (including Mr. Liu), the grant as of May 15, 2022 of an annual equity award in the amount of 5,428 shares of common stock (on a post-split basis) for the service period May 2022 to May 2023. The equity awards vest on the anniversary of the date of grant. The values in the table reflect the full grant date fair value of such equity awards, determined in accordance with U.S. generally accepted accounting principles. As of December 31, 2022, (i) with respect to Mr. Liu, 6,430 shares were unvested; and (ii) with respect to each of the non-executive directors other than Mr. Liu, 5,428 shares were unvested. Dividends on unvested equity awards are paid at the same time and rate as shares of our common stock.

Information about the Executive Officers of the company

The following is a list of individuals serving as executive officers of the company as of the date of this Proxy Statement. All company executive officers are elected annually by the Board and serve at the discretion of the Board or our Chief Executive Officer.



John M. Anzalone
Chief Executive Officer

Age	Tenure
58	14 Years

John M. Anzalone
Mr. Anzalone has served as our Chief Executive Officer since 2017. Prior to becoming CEO, Mr. Anzalone served as our Chief Investment Officer since the company's inception in 2009. Mr. Anzalone joined Invesco's Fixed Income Division ("IFI") in 2002, where he is a Senior Portfolio Manager and Head of Structured Securities Portfolio Management. Mr. Anzalone also serves as a member of IFI's Investment Strategy team, which is responsible for providing investment views for risk positioning and asset allocation across the platform. As the Head of the Structured Securities group, he is responsible for the application of investment strategy across portfolios consistent with client investment objectives and guidelines. Additionally, the team is responsible for analyzing and implementing investment actions in the residential, commercial mortgage-backed and asset-backed securities sectors. Mr. Anzalone began his investment career in 1992 at Union Trust. In 1994, he moved to AgriBank, FCB, where he served as a Senior Trader for six years. Mr. Anzalone is also a former employee of Advantus Capital Management where he was a Senior Trader responsible for trading mortgage-backed, asset-backed and commercial mortgage securities. Mr. Anzalone received a B.A. degree in Economics from Hobart College and an M.B.A. from the Simon School at the University of Rochester. Mr. Anzalone is a Chartered Financial Analyst.



Kevin M. Collins
President

Age	Tenure
43	14 Years

Kevin M. Collins
Mr. Collins has served as our President since 2017. Previously, he served as our Executive Vice President Commercial Mortgage Credit from March 2017 to October 2017 and as a Managing Director and our Head of Commercial Mortgage Credit from 2011 to March 2017. He is also the Head of Commercial Mortgage Credit for Invesco Fixed Income. His primary responsibilities include evaluating, selecting and positioning commercial mortgage-backed securities, commercial real estate loans and other real estate debt investments across Invesco-managed institutional and retail fixed income funds, including the company. Prior to joining Invesco in 2007, Mr. Collins structured various capital funding strategies, including bond securitizations and secured lending facilities, for banks and specialty finance companies during his tenure at Credit Suisse First Boston. Mr. Collins began his career in the New York-based structured finance advisory services practice at Ernst & Young, focusing on structured product cash flow modeling and collateral analytics. Mr. Collins graduated with a B.S. in accounting from Florida State University and earned an M.B.A. from the Kellogg School of Management at Northwestern University.



Brian P. Norris
Chief Investment Officer

Age	Tenure
47	14 Years

Brian P. Norris
Mr. Norris has served as our Chief Investment Officer since 2019. Prior to his role as CIO, Mr. Norris served as Director, Portfolio Management since 2011 and has worked on behalf of the company since its inception in 2009. He is also a Senior Portfolio Manager on Invesco's Structured Securities team, a position he has held since 2014. Mr. Norris joined Invesco in 2001, serving as a portfolio manager from 2006 to 2014 and an account manager from 2001 to 2006. Prior to joining Invesco, Mr. Norris worked as a securities trader with Todd Investment Advisors. He earned a BS degree in Business Administration with a concentration in finance from the University of Louisville and is a Chartered Financial Analyst (CFA) charterholder.



R. Lee Phegley, Jr.
Chief Financial Officer

Age
54

Tenure
9 Years

R. Lee Phegley, Jr.
Mr. Phegley has served as our Chief Financial Officer since 2014. Mr. Phegley also serves as the Chief Financial Officer for Invesco Real Estate Income Trust Inc., a non-traded REIT also managed by our manager. Having joined Invesco in 2006, Mr. Phegley also provides financial leadership to our institutional, alternatives and digital wealth businesses. Prior to joining Invesco, Mr. Phegley spent nine years in public accounting with Arthur Anderson LLP and KPMG LLP. Mr. Phegley received a B.A. degree from Baylor University and an M.S. degree in Accountancy from the University of Houston and is a Certified Public Accountant.



David B. Lyle
Chief Operating Officer

Age
44

Tenure
14 Years

David B. Lyle
Mr. Lyle has served as our Chief Operating Officer since 2017. Previously, he served as our Executive Vice President Residential Credit from March 2017 to October 2017 and as our Head of Residential Mortgage Credit from 2011 to March 2017. He is also the Head of Residential Mortgage-Backed Securities ("RMBS") Credit for Invesco Fixed Income. His primary responsibilities include the evaluation and oversight of investments in Non-Agency RMBS, credit risk transfer securities, and residential whole loans for institutional and retail fixed income funds, including the company. Mr. Lyle has over 20 years of experience in the RMBS market. Prior to joining Invesco in 2006, Mr. Lyle spent three years at Friedman Billings Ramsey, where he was a Vice President in the Investment Banking ABS group. In this role, he participated in the financing, transaction management and analytics functions of the business. He also spent two years as an Analyst in the mortgage finance group at Wachovia Securities. Mr. Lyle graduated with a bachelor of engineering degree from Vanderbilt University.

Other manager personnel

The following individual is deemed to be an executive officer of the company under the rules of the Exchange Act as of the date of this Proxy Statement due to his responsibilities in his role as Vice President of our manager.



Mario L. Clemente
Vice President of our Manager

Age
50

Tenure
7 Years

Mario L. Clemente
Mr. Clemente has served as the Head of Structured Investments at Invesco since 2016. He previously served as the co-head of the Investment Solutions group within Invesco Fixed Income from 2014 to 2016. Mr. Clemente joined Invesco in 2014. Prior to joining Invesco, he ran his own consulting firm from 2008 to 2014. Mr. Clemente entered the industry in 1995 and has held various senior investment banking roles with Citi, Natixis and Bank of America. He earned an undergraduate degree in finance and international banking from Hofstra University and an M.B.A in finance from the Stern School of Business at New York University.

Executive compensation

Compensation discussion and analysis
This section presents a discussion and analysis of the philosophy and objectives in the design and implementation of compensation programs for our executive officers. This section is divided into two parts. First, we review key highlights of the relationship with our manager and our management agreement to provide important context regarding our operations, including that all of our executive officers are employed by our manager or one of its affiliates. We then review the compensation program and philosophy of our manager and how compensation decisions are made for our executive officers.

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

Our management agreement
We are externally managed by Invesco Advisers, Inc., a wholly-owned subsidiary of Invesco Ltd., pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. As highlighted below, we have no employees. Our executive officers are employees of our manager (or one of its affiliates) and such individuals are engaged in additional capacities for our manager (or one of its affiliates). Our executive officers do not receive compensation from us, nor do we reimburse our manager for any of their compensation. Instead, our manager and its affiliates use the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers because these individuals manage or are associated with multiple Invesco products, and research and investment strategies employed may impact a number of products for which these individuals are responsible. As such, compensation for our executive officers reflects performance across all the products managed by them, and decisions are based on the principles and factors described below in **Overview of our manager's compensation program and philosophy**. While each of these principles and factors is considered by our manager in making compensation decisions, our manager does not attempt to rank or assign relative weight to any factor but rather applies its judgment in considering them in their entirety.

However, for context of our executive officers' compensation in relation to our management fee, we provide an estimate of aggregate compensation of our executive officers that may reasonably be associated with the approximate total average assets of the company for 2022 compared to total average assets of products the executive officers managed or were associated with for 2022. Applying such methodology to compensation of our executive officers for 2022, the total compensation of the named executive officers reasonably associated with their management of the company is $1.46 million, which represents 8.6% of the management fee paid by the company to our manager in 2022.

Highlights of our management agreement
- All of our executive officers are employees of our manager (or one of its affiliates) and are engaged in additional capacities for our manager (or one of its affiliates).
- Our manager is responsible for the compensation of our executive officers and other employees of our manager who provide services to the company. We do not pay any cash or equity compensation to our executive officers, do not provide pension benefits, perquisites or other personal benefits, and have no employment agreements or arrangements to make any payments upon termination from service as an officer.
- Our manager receives a management fee equal to 1.50% of our stockholders' equity, subject to the exclusion of one-time events due to changes in U.S. GAAP and certain non-cash items upon approval of a majority of our independent directors, which is used, in part, to pay the compensation of our manager's employees who provide services to the company. However, no specific portion of the management fee is allocated to the compensation of our executive officers.

For additional information about our management agreement, see **Certain Relationships and Related Transactions**.

Our manager makes all decisions relating to the compensation of our executive officers based upon a number of objectives and principles.

Overview of our manager's compensation program and philosophy
Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. However, our manager consults with the members of the Compensation Committee concerning the compensation policy of our manager that is applied to the individuals that serve as our executive officers. Our manager has structured its compensation programs to support its multi-year strategic objectives and the behaviors and discipline that generate strong performance for its clients and shareholders by:

- Balancing pay-for-performance with economic outcomes;
- Reinforcing its commercial viability by closely linking rewards to company, business unit and individual results and performance;
- Attracting, recognizing and retaining talent by ensuring a meaningful mix of cash and deferred compensation; and
- Discouraging excessive risk-taking that would have a material adverse impact on its clients, shareholders or company.

With respect to investment professionals, which includes some of our executive officers, our manager applies the following compensation principles in making compensation decisions:

- **Investment performance**
  Measure investment performance against indicators of client success on products for which the investment team is responsible

- **Financial results**
  Provide appropriate linkage to our manager's financial results related to the investment team

- **Balance**
  Balance pay for investment performance with economic outcomes

- **Qualitative assessment**
  Ensure sufficient flexibility for management to exercise judgment over bonus funding outcomes, to ensure results make sense for Invesco and the team/individual

- **Risk management**
  Design plans that do not create risks that are reasonably likely to have a material adverse impact on Invesco

Components of our executive officers' compensation and their purpose
Our manager utilizes a variety of compensation components to achieve its objectives. Our manager's compensation program that applies to our executive officers consists of base salary and variable incentive compensation. The following table further describes each pay component, as well as its purpose and key measures.

Component	Purpose	Description
Fixed compensation		
Base salary Cash	• Provides fixed pay for the performance of day-to-day job duties • Sole source of fixed cash compensation	• Based on knowledge, skills, experience, and scope of responsibility • Small portion of total annual compensation • Generally, remains static unless there is a promotion or adjustment needed due to industry trends
Variable compensation		
Annual cash bonus	• Recognizes current year achievement of goals and objectives • Aligns with company, business unit and individual performance	• Reflects assessment of annual investment performance and financial results of the investment products for which the investment team is responsible
Invesco annual deferral award (time-based vesting)	• Along with annual cash bonus, provides a competitive annual incentive opportunity • Aligns with Invesco client and shareholder interests • Encourages retention by vesting in equal annual increments over time	• Reflects assessment of annual investment performance and financial results of the investment products for which the investment team is responsible • Award is denominated in Invesco's product fund offerings and settled in cash
Invesco equity awards (time-based vesting)	• Recognizes potential for future contributions to Invesco's long-term strategic objectives • Aligns with Invesco client and shareholder interests and encourages retention by vesting in annual increments over time	• Reflects assessment of company and individual performance

Our executive officers' incentive compensation is funded from an incentive pool which is the source of incentive compensation of all employees of Invesco.

Our executive officers' annual incentive compensation is funded from an annual incentive pool which is the source of incentive compensation of all employees of Invesco and its affiliates. Each year, the Invesco Compensation Committee examines Invesco's progress on multiple operating measures, Invesco's progress toward achieving its long-term strategic objectives and other factors, including pre-cash bonus operating income of Invesco (PCBOI), in setting the size of the incentive pool. The Invesco Compensation Committee uses a range of 34%-48% of Invesco PCBOI in setting the Invesco-wide incentive pool, though it maintains flexibility to go outside either end of this range in circumstances that it deems exceptional. Our executive officers are paid incentive compensation out of the Invesco-wide incentive pool taking into account the compensation principles set forth above.

For 2022, our executive officers' compensation, in the aggregate, was apportioned 29% to fixed compensation and 71% to variable or incentive compensation.

2022 executive officer fixed versus incentive compensation



■ Incentive compensation	71%
■ Fixed compensation	29%

We have an executive officer stock ownership policy to align the interests of our executive officers with our stockholders.

Executive officer stock ownership policy
In order to encourage the alignment of interests between our executive officers and our stockholders, we maintain an Executive Officer Stock Ownership Policy, which was amended in 2022 to reflect the Company's reverse stock split in June 2022. The policy requires that, within five years of the date of the later of (i) the effective date of the policy or (ii) such executive officer's first appointment:
• the chief executive officer achieve an ownership level of at least 7,000 shares, and
• the chief financial officer, the president, chief investment officer, and chief operating officer achieve an ownership level of at least 3,500 shares.

All of our executive officers are expected to attain their respective ownership requirements within the time period prescribed by the policy.

Insider trading policy
We maintain an insider trading policy, which prohibits short selling, dealing in publicly-traded options, pledging, hedging (see below) or monetization transactions in our securities.

Hedging policy
As part of our insider trading policy, we have a hedging policy in place for all of our directors, officers, employees and any of their respective (i) family members that reside in the same household as the individual (including a child away at college), (ii) anyone else who lives in the household, and (iii) family members outside of the household whose transactions in the company's securities are directed by such individual or are subject to such individual's influence or control and (iv) any entities, including any corporations, partnerships or trusts that the individual influences or controls. Our policy prohibits hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involving our securities; however, limited exceptions are allowed. To date, no exceptions have been made.

We believe the structure of the management fee does not create an incentive for excessive or unnecessary risk-taking by our management team and reduces the risk of conflicts of interest with our manager.

Certain risks related to our management fee

Because our management fee is calculated as a percent of stockholders' equity, subject to specified adjustments, we believe the structure of the management fee does not create an incentive for management to take excessive or unnecessary risks and reduces the risk of conflicts of interests with our manager. Stockholders' equity as the basis for the calculation does not result in leveraged pay-out curves, steep pay-out cliffs or set unreasonable goals and thresholds, each of which can promote excessive and unnecessary risks. In addition, the management fee may not be increased or revised without the approval of our independent directors.

Consideration of prior advisory vote

Our Compensation Committee noted the significant support received in the 2022 advisory vote on executive compensation (approximately 94% of votes cast), and therefore it has determined that no changes were advisable based on the outcome of that vote.

Compensation Committee report

The Compensation Committee of the company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the Compensation Committee:

Carolyn B. Handlon (Chair)
John S. Day
Edward J. Hardin
James R. Lientz, Jr.
Don H. Liu
Dennis P. Lockhart
Katharine W. Kelley[1]

1. Ms. Kelley was not a member of the Compensation Committee during the period covered by this report. She joined the Compensation Committee on March 1, 2023.

Equity compensation plan information
As of December 31, 2022

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders[1]	-	-	98,000
Equity compensation plans not approved by stockholders	-	-	-
Total	**-**	**-**	**98,000**

1. Represents the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan, as amended and restated

Compensation Committee interlocks and insider participation

During 2022, the following directors served as members of the Compensation Committee: Mr. Day, Ms. Handlon, Mr. Hardin, Mr. Lientz, Mr. Liu and Mr. Lockhart. No member of the Compensation Committee was an officer or employee of the company or any of its subsidiaries during 2022, and no member of the Compensation Committee was formerly an officer of the company or any of its subsidiaries or was a party to any disclosable related person transaction involving the company. During 2022, none of the executive officers of the company served on the Board of Directors or on the Compensation Committee of any other entity that has or had executive officers that served as a member of the Board of Directors or Compensation Committee of the company.

Certain relationships and related transactions

Our manager provides the day-to-day management of our operations pursuant to a management agreement between us and our manager.

Relationship to our manager

In 2009, we entered into a management agreement with our manager pursuant to which our manager provides the day-to-day management of our operations. The management agreement requires our manager to conduct our business in conformity with the policies and the investment guidelines that are approved and monitored by our Board of Directors. Our manager is entitled to receive a management fee from us. The management fee is equal to 1.5% of the company's stockholders' equity per annum, subject to specified adjustments, which is calculated and payable quarterly in arrears. We are also obligated to reimburse certain operating expenses related to the company incurred by our manager, including directors and officers insurance, accounting services, auditing and tax services, legal services, filing fees and miscellaneous general and administrative costs. The management agreement renews for one-year terms unless terminated by either us or our manager. Our manager is entitled to receive a termination fee from us, under certain circumstances.

Our executive officers are employees of Invesco. As a result, the terms of the management agreement between us and our manager were negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. Each year, in connection with the annual renewal of the management agreement, our Audit Committee reviews the management fee in the context of a review of peer company management fees. We believe our management fee structure, 1.5% of stockholders' equity, subject to the exclusion of one-time events due to changes in the U.S. GAAP and certain non-cash items upon approval of the majority of our independent directors, is aligned with portfolio performance and stockholder return as it accounts for both market movement and realized income. With respect to 2022, management fees paid or payable to our manager were approximately $16.9 million, and we reimbursed our manager approximately $8.3 million for operating expenses and costs related to raising capital. Our management fee declined during 2022 due to our lower average stockholder equity base.

We grant shares of our common stock to each non-executive director and grant equity awards to personnel of our manager who are not executive officers.

Grants of equity compensation to our manager, its personnel and its affiliates

We adopted the Invesco Mortgage Capital Inc. 2009 Equity Incentive Plan as amended and restated (the "Plan") to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including our manager and its affiliates and personnel of our manager. The Plan provides for grants of stock options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards.

We grant shares of our common stock to each non-executive director as part of such director's compensation. In addition, we grant equity awards to personnel of our manager who are not our executive officers. We do not intend to grant equity-based awards to our executive officers.

Related person transaction policy

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction.

The Board of Directors has adopted written policies and procedures with respect to related person transactions to address the review, approval, disapproval or ratification of related person transactions. “Related persons” include the company’s executive officers, directors, director nominees, holders of more than five percent (5%) of the company’s voting securities, immediate family members of the foregoing persons, and any entity in which any of the foregoing persons is employed, is a partner or is in a similar position, or in which such person has a 5% or greater ownership interest. A “related person transaction” means a transaction or series of transactions in which the company participates, the amount involved exceeds $120,000, and a related person has a direct or indirect interest (with certain exceptions permitted by SEC rules).

Management is required to present for the approval or ratification of the Audit Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the Audit Committee will approve or disapprove the transaction. Approval will be given only if the Audit Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its stockholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the Audit Committee promptly.

Delinquent Section 16(a) Reports

Sections 16(a) of the Exchange Act requires certain officers, directors and persons who beneficially own more than 10% of the company’s common shares to file reports of ownership and reports of changes in ownership with the SEC. The reporting officers, directors and 10% shareholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, reporting officers and 10% shareholders were complied with during 2022 with the exception of one late Form 4 filing on behalf of R. Lee Phegley, Jr., our CFO, for one purchase of 12,092 common shares of the company on May 9, 2022, which was reported one day late on a subsequent Form 4 filed on May 12, 2022.

Security ownership of principal stockholders

The following table sets forth the common stock beneficially owned as of February 17, 2023 by each stockholder known to us to beneficially own more than five percent of the company’s outstanding common stock. The percentage of ownership indicated in the following table is based on 38,710,916 shares of common stock outstanding as of February 17, 2023.

Name and address of beneficial owner	Amount and nature of beneficial ownership[1]	Percent of class (%)
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055	6,253,156[2]	16.2
The Vanguard Group, 100 Vanguard Boulevard, Malvern, PA 19355	3,895,568[3]	10.1

1. Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and dispositive power with regard to the shares beneficially owned by such owner.
2. Information obtained solely by reference to the Schedule 13G/A filed with the SEC on January 26, 2023 by BlackRock, Inc. which reflects sole voting power with respect to 6,184,881 shares of common stock and sole dispositive power with respect to 6,253,156 shares of common stock.
3. Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, which reflects shared voting power with respect to 22,653 common shares of common stock, sole dispositive power with respect to 3,842,659 shares of common stock, and shared dispositive power with respect to 52,909 shares of common stock.

Security ownership of management

The following table lists the shares of common stock beneficially owned as of February 17, 2023 by (1) each director, (2) each executive officer, and (3) all current directors and executive officers as a group. The percentage of ownership indicated below is based on 38,710,916 shares of the company's common stock outstanding on February 17, 2023.

Beneficial ownership reported in the below table has been determined according to SEC regulations and includes common stock that may be acquired within 60 days after February 17, 2023. Unless otherwise indicated, all directors and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. Individual directors and executive officers, as well as directors and executive officers as a group, beneficially own less than 1% of our common stock.

Name	Shares owned
John M. Anzalone	8,317
Mario Clemente	1,646
Kevin M. Collins	3,498
John S. Day[1]	12,212
Carolyn B. Handlon	11,958
Edward J. Hardin	14,562
James R. Lientz, Jr.	11,802
Don H. Liu	6,430
Dennis P. Lockhart	11,958
David B. Lyle[2]	3,591
Gregory G. McGreevey	—
Brian Norris[3]	3,867
Richard Lee Phegley, Jr.	2,830
Beth A. Zayicek	323
Katharine W. Kelley[4]	—
All directors and executive officers as a group (15 persons)	92,994

1. Mr. Day also owns 5,300 shares of the company's 7.75% Fixed-to-Floating Series B Cumulative Redeemable Preferred Stock.
2. Includes 54 shares held by the spouse of Mr. Lyle.
3. Includes 82 shares held by the spouse of Mr. Norris.
4. Ms. Kelley joined the Board effective March 1, 2023.

Proposal

2

Advisory vote on executive compensation

We are externally managed and do not have any employees. Our executive officers are employees of our manager and do not receive compensation from us.

See **Executive Compensation** for additional detail on our manager's compensation programs related to our executive officers.

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC rules. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

We are externally managed by our manager pursuant to a management agreement, which provides that our manager is responsible for managing our affairs. We have no employees, including our executive officers. Our executive officers, all of whom are employees of our manager (or one of its affiliates) and engaged in additional capacities for our manager (or one of its affiliates), do not receive compensation from us. Instead, we pay our manager a management fee, and our manager and its affiliates use the proceeds from the management fee, in part, to pay compensation to its officers and personnel, including our executive officers. No specific portion of the management fee is allocated to the compensation of our executive officers. Our manager makes all decisions relating to the compensation of our executive officers based on such factors as our manager may determine are appropriate. We did not pay, and do not intend to pay, any cash compensation to our executive officers, nor did we make any grants of plan-based awards, stock options or stock grants of any kind to any person who was then an executive officer for the fiscal year ended December 31, 2022. We do not provide our executive officers with pension benefits, perquisites or other personal benefits. We do not have any employment agreements with any persons and have no arrangements to make cash payments to our executive officers upon their termination from service as our officers or a change in control of the company.

Notwithstanding that we do not pay our executive officers compensation, we are required by the SEC to seek an advisory vote from our stockholders to approve the compensation of our executive officers as disclosed in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the company's stockholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory, and therefore not binding on the company, our Board of Directors or the Compensation Committee. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and evaluate whether any actions are necessary to address those concerns. At the 2022 Annual Meeting of Stockholders, 94% of the votes cast were in favor of the advisory proposal to approve our named executive officers' compensation. Under the Board's current policy, stockholders are given an opportunity annually to cast an advisory vote on this topic, and our next vote is expected to be conducted at the 2024 annual meeting of stockholders.

 FOR

Recommendation of the Board
The Board unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC.

Vote required: This proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting.

Proposal 3

Advisory Vote on the Frequency of Holding Future Advisory Votes on Executive Compensation

General

The Dodd-Frank Act also enables our stockholders to indicate, on an advisory (non-binding) basis, how frequently we should seek an advisory vote on the compensation of our named executive officers, as we do above in Proposal No. 2. By voting on this Proposal No. 3, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years.

After consideration of this Proposal, our Board of Directors has determined that an advisory vote on executive compensation that occurs once every year is the most appropriate alternative for the company at this time, and therefore our Board of Directors recommends that you vote for an annual interval for the advisory vote on executive compensation.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the preferred frequency with which the company is to hold the advisory vote by the stockholders on executive compensation. However, because this vote is advisory and not binding on the Board of Directors or the company, the Board may decide that it is in the best interests of our stockholders and the company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

 **EVERY ONE YEAR**

Recommendation of the Board

The Board unanimously recommends a vote for the option of every "ONE YEAR" as the frequency with which stockholders are to provide an advisory vote on executive compensation.

Vote required: The voting requirements for this proposal are described in the **Questions and answers about voting your common shares** section of this Proxy Statement.

Proposal



4

Appointment of independent registered public accounting firm

General

The Audit Committee of the Board has proposed the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending December 31, 2023 and to audit the company's internal control over financial reporting as of December 31, 2023.

During and for the fiscal year ended December 31, 2022, PwC audited and rendered opinions on the financial statements of the company and certain of its subsidiaries. PwC also rendered an opinion on the company's internal control over financial reporting as of December 31, 2022. See **Fees Paid to Independent Registered Public Accounting Firm** below. Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.



FOR

Recommendation of the Board

The Board recommends a vote "FOR" the ratification of the appointment of PwC as the company's independent registered public accounting firm for the fiscal year ending December 31, 2023.

Vote required: Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting. If the appointment is not approved, the Audit Committee may reconsider the selection of PwC as the company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

Fees paid to independent registered public accounting firm

The Audit Committee of the Board of Directors, with the approval of the stockholders, engaged PwC to perform an annual audit of the company's consolidated financial statements for fiscal year 2022. The following table sets forth the approximate aggregate fees billed or expected to be billed to the company by PwC for fiscal years 2022 and 2021 for the audit of the company's annual consolidated financial statements and for other services rendered by PwC.

| | Year ($ in thousands) | |
	2022	2021
Audit fees[1]	$1,034	$1,128
Audit-related fees[2]	$18	—
Tax fees[3]	—	—
All other fees[4]	$1	$1
Total fees	**$1,053**	**$1,129**

1. Audit fees consist of fees and related expenses billed for the audit of the consolidated financial statements and services provided by PwC in connection with statutory and regulatory filings or engagements. The audit fees include fees and expenses in connection with quarterly and annual reports and the issuance of consents by PwC to be named in, and the use of their audit report in, our registration statements.
2. Audit-related fees consist of fees and expenses billed for assurance and related professional services.
3. Tax fees consist of professional services related to federal and state tax compliance and tax planning. PwC did not perform any tax services.
4. All other fees consist of any fees and expenses for professional services not included in one of the other categories. All other fees for 2021 and 2022 consisted entirely of a subscription for a license for financial statement disclosure research.

Pre-approval process and policy

All audit and non-audit services provided to the company and its subsidiaries by PwC during 2022 were either specifically approved or pre-approved in accordance with our policies and procedures.

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by our independent auditor. The policy is designed to ensure that the auditor's independence is not impaired. The policy sets forth the Audit Committee's views on audit, audit-related, tax and other services. It provides that, before the company engages the independent auditor to render any service, the engagement must either be specifically approved by the Audit Committee or fall into one of the defined categories that have been pre-approved. The policy defines the services and the estimated range of fees for such services that the committee has pre-approved. The term of any such categorical approval is from the date of pre-approval to the next annual update of such pre-approval, unless the committee specifically provides otherwise, and the policy requires the related fee levels to be set annually. Where actual invoices in respect of any service are materially in excess of the estimated range, the committee must approve such excess amount prior to payment. The policy also prohibits the company from engaging the auditor to provide certain defined non-audit services that are prohibited under SEC rules. Under the policy, the Audit Committee may delegate pre-approval authority to one or more of its members, but may not delegate such authority to the company's management. Under the policy, our management must inform the Audit Committee of each service performed by our independent auditor pursuant to the policy. Requests to the Audit Committee for separate approval must be submitted by both the independent auditor and our chief financial officer and the request must include a joint statement as to whether it is deemed consistent with the SEC's and Public Company Accounting Oversight Board's ("PCAOB") rules on auditor independence.

Report of the audit committee

Membership and role of the Audit Committee
The Audit Committee consists of Mr. Day (Chair), Ms. Handlon, Mr. Hardin, Ms. Kelley, Mr. Lientz, Mr. Liu and Mr. Lockhart. Each of the members of the Audit Committee is independent as such term is defined under the NYSE listing standards and applicable law. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the company's financial reporting, auditing and internal control activities, including the integrity of the company's financial statements, (ii) the independent auditor's qualifications and independence, (iii) the performance of the company's internal audit function and independent auditor, and (iv) the company's compliance with legal and regulatory requirements. The Audit Committee's function is more fully described in its written charter, which is available on the company's website.

Review of the company's audited consolidated financial statements for the fiscal year ended December 31, 2022
The Audit Committee has reviewed and discussed the audited financial statements of the company for the fiscal year ended December 31, 2022 with the company's management. The Audit Committee has discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed by professional auditing standards. The Audit Committee has also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed the independence of PwC with that firm. Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the Securities and Exchange Commission.

Respectfully submitted by the Audit Committee:

John S. Day (Chair)
Carolyn B. Handlon
Edward J. Hardin
Katharine W. Kelley[1]
James R. Lientz, Jr.
Don H. Liu
Dennis P. Lockhart

1. Ms. Kelley was not a member of the Audit Committee during the period covered by this report. She joined the Audit Committee on March 1, 2023.

General information regarding the annual meeting

Questions and answers about voting your common shares

Q. Why did I receive this Proxy Statement?
You have received these proxy materials because the company's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting on May 8, 2023. This proxy statement includes information that is designed to assist you in voting your shares and information that we are required to provide to you under the rules of the SEC.

Q. What is a proxy?
A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the following persons to vote your shares at the Annual Meeting: Edward J. Hardin, Chair of the Board of Directors; John M. Anzalone, Chief Executive Officer; Kevin Collins, President; R. Lee Phegley, Jr., Chief Financial Officer and Tina Carew, Vice President and Secretary.

Q. Why did I not receive my proxy materials in the mail?
As permitted by rules of the SEC, we are making this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 ("Annual Report") available to our stockholders electronically via the Internet. The "e-proxy" process expedites stockholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of our Annual Meeting.

Beginning on March 21, 2023, we mailed to stockholders of record as of the close of business on March 9, 2023 ("Record Date") a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement, our Annual Report and other soliciting materials via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions included in the Notice for requesting such materials.

Q. Who is entitled to vote?
Each holder of record of company common stock on the Record Date is entitled to attend and vote at the Annual Meeting.

Q. What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?
- **Stockholders of record.** You are a stockholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.
- **Beneficial owner.** You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals, but not all. Please see "What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?" below for additional information.
- The company has requested banks, brokerage firms and other nominees who hold shares of our common stock on behalf of beneficial owners of the shares as of the close of business on the Record Date to forward the Notice to those beneficial owners. The company has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Q. How many votes do I have?
Every holder of a share of common stock on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual Meeting and to one vote per share on each other matter presented at the Annual Meeting. On the Record Date, there were 41,474,015 shares of common stock outstanding and entitled to vote at the Annual Meeting.

Q. What proposals are being presented at the Annual Meeting?
The company intends to present proposals numbered one through four for stockholder consideration and voting at the Annual Meeting. These proposals are:
1. Election of seven (7) members of the Board of Directors;
2. Advisory vote to approve the company's executive compensation;
3. Advisory vote on the frequency of holding future advisory votes on the Company's executive compensation; and
4. Appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, the company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from our stockholders give the proxy holders the authority to vote on such matter in their discretion.

Q. How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

• FOR the election of the seven (7) directors nominated by our Board and named in this proxy statement;
• FOR the approval, on an advisory basis, of the compensation of our named executive officers;
• FOR the option of every one year as the frequency with which stockholders are to provide an advisory vote on executive compensation; and
• FOR the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Q. How do I attend the Annual Meeting?

All stockholders are invited to attend the Annual Meeting. An admission ticket (or other proof of share ownership) and some form of government-issued photo identification (such as a valid driver's license or passport) will be required for admission to the Annual Meeting. Only stockholders who own company common stock as of the close of business on the Record Date and invited guests will be entitled to attend the meeting. An admission ticket will serve as verification of your stock ownership. We will be following COVID protocols for the Annual Meeting, which will be published on the company website prior to the meeting date. Registration will begin at 1:00 p.m. Eastern Time and the Annual Meeting will begin at 2:00 p.m. Eastern Time.

• If your company shares are registered in your name and you received or accessed your proxy materials electronically via the Internet, click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted, and an admission ticket will be held for you at the check-in area at the Annual Meeting.
• If you received your proxy materials by mail and voted by completing your proxy card and checked the box indicating that you plan to attend the meeting, an admission ticket will be held for you at the check-in area at the Annual Meeting.
• If your company shares are held in a bank or brokerage account, contact your bank or broker to obtain a written legal proxy in order to vote your shares at the meeting. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares at the Annual Meeting, but you can still attend the Annual Meeting if you bring a recent bank or brokerage statement showing that you owned our common stock on the Record Date. You should report to the check-in area for admission to the Annual Meeting.

You may submit your proxy in advance of the Annual Meeting via the Internet, phone or mail by following the instructions included on your proxy card or Notice of Internet Availability of Proxy Materials. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting using one of the methods described in the proxy materials.

Q. How do I vote and what are the voting deadlines?

You may vote your shares at the Annual Meeting or by proxy. There are three ways to vote by proxy:

• **Via the Internet:** You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on May 7, 2023, by accessing the web site http://www.envisionreports.com/IVR and following the instructions you will find on the web site. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.
• **By telephone:** You can submit a proxy by telephone until 11:59 p.m. Eastern Time on May 7, 2023, by calling toll-free 1-800-652-VOTE (8683) (from the U.S. and Canada) and following the instructions.
• **By mail:** If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common stock in an account with a bank or broker (i.e. in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on May 5, 2023.

Even if you plan to participate in the Annual Meeting, we encourage you to vote your common stock by proxy using one of the methods described above. Stockholders of record, and beneficial holders who obtain a legal proxy from their bank or broker, who attend the Annual Meeting may vote their common stock during the meeting, even though they have sent in proxies.

Q. May I change or revoke my vote?
Yes. You may change your vote in one of several ways at any time before it is cast at the Annual Meeting:
- Grant a subsequent proxy via the Internet or telephone;
- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;
- Notify our Company Secretary in writing before the Annual Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or
- If you are a stockholder of record, or a beneficial owner with a legal proxy from the stockholder of record (i.e. a bank or broker), vote at the Annual Meeting.

Q. What will happen if I do not vote my shares?
- **Stockholders of record.** If you are the stockholder of record of your shares and you do not vote at the Annual Meeting, or by proxy via the Internet, telephone, or mail, your shares will not be voted at the Annual Meeting.
- **Beneficial owners.** If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under the rules of the New York Stock Exchange, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal No. 4, but does not have discretion to vote your shares on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals No. 1, 2 and 3, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. Pursuant to Maryland law, broker non-votes and abstentions are not included in the determination of the shares of common stock voting on such matter, but are counted for quorum purposes. **We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.**

Q. What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?
- **Stockholders of record.** If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, all of your shares will be voted FOR each of the nominees in Proposal No. 1, FOR Proposals No. 2 and 4, and for every 1 YEAR for Proposal 3.
- **Beneficial owners.** If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal No. 4, but do not have discretion to vote on non-routine matters, such as Proposals No. 1, 2 and 3. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal No. 4 and any other routine matters properly presented for a vote at the Annual Meeting.

Q. What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?
It means you own company common stock in more than one account, such as individually and jointly with another person. **Please vote all of your common stock.** Please see the section entitled **Householding of Proxy Materials** below for information on how you may elect to receive only one Notice.

Q. What is a quorum?
A quorum is necessary to hold a valid meeting. The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum for the conduct of business.

Q. What vote is required in order to approve each proposal?
For each proposal, other than Proposal No. 3, the affirmative vote of a majority of the votes cast on such proposal at the Annual Meeting is required. Votes "cast" include only votes cast with respect to shares present at the Annual Meeting or represented by proxy and excludes abstentions and broker non-votes.
For Proposal No. 3, the option of one year, two years or three years that receives the highest number of votes cast by stockholders (a "plurality") will be the frequency for the advisory vote on executive compensation that has been selected by the stockholders. However, because this vote is advisory and not binding on the Board of Directors, the Board may decide that it is in the best interests of our stockholders and the company to hold an advisory vote on executive compensation more or less frequently than the choice approved by a plurality of our stockholders.

Q. How will voting on any other business be conducted?
Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, we do not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the persons named as proxies will vote on the matter in their discretion.

Q. What happens if the Annual Meeting is adjourned or postponed?
Your proxy will still be effective and will be voted at the rescheduled Annual Meeting. You will still be able to change or revoke your proxy until it is voted**.**

Q. Who will count the votes?
A representative of Computershare, our transfer agent, will act as the inspector of election and will tabulate the votes.

Q. How can I find the results of the Annual Meeting?
Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual Meeting.

Important additional information

Costs of solicitation
The cost of solicitation of proxies will be paid by the company. We have retained Alliance Advisors LLC to solicit proxies for a fee of approximately $10,000 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Invesco personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report on Form 10-K will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Principal executive offices
Our principal executive office is located at 1331 Spring Street NW, Atlanta, Georgia 30309. Our telephone number is (404) 892-0896.

Stockholder proposals for the 2024 annual meeting
In accordance with the rules established by the SEC, any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual meeting of stockholders must be received by us no later than 120 days before the anniversary of the date of this Proxy Statement (e.g. not later than November 22, 2023). Such proposals should be sent to our Company Secretary in writing to Invesco Mortgage Capital Inc., Attn: Office of the Company Secretary, 1331 Spring Street NW, Atlanta, Georgia 30309. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Bylaws, and must be a proper subject for stockholder action under Maryland law.

A stockholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with SEC proxy rules, Maryland law, our Bylaws and other legal requirements, without seeking to have the proposal included in the company's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under our Bylaws, notice of such a proposal must generally be provided to our Company Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. The period under our Bylaws for receipt of such proposals for next year's meeting is thus from October 23, 2023 to November 22, 2023. (However, if the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, any notice by a stockholder of business or the nomination of directors for election or reelection to be brought before the annual meeting to be timely must be so delivered (i) not earlier than the 150th day prior to such annual meeting and (ii) not later than 5:00 p.m., Eastern Time on the later of (A) the 120th day prior to such annual meeting and (B) the 10th day following the day on which public announcement of the date of such meeting is first made.) SEC rules permit proxyholders to vote proxies in their discretion in certain cases if the stockholder does not comply with these deadlines, and in certain other cases notwithstanding compliance with these deadlines.

United States Securities and Exchange Commission reports
A copy of the company's Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2022 (the "Annual Report"), is being furnished concurrently herewith to all stockholders as of the Record Date. Please read it carefully.

Stockholders may obtain a copy of the Annual Report, without charge, by visiting the company's website or by submitting a request to our Company Secretary at: company.secretary@invescomortgagecapital.com or by writing Invesco Mortgage Capital Inc., Attn: Office of the Company Secretary, 1331 Spring Street NW, Atlanta, Georgia 30309 or by phone at (404) 892-0896. Upon request to our Company Secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of proxy materials
The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and Annual Reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement and Annual Report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's common stock will be householding the company's proxy materials or the Notice. Accordingly, a single copy of the proxy materials or Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials or copies of the Notice, please notify your bank or broker, or contact our Company Secretary at: company.secretary@invescomortgagecapital.com, or by mail to Invesco Mortgage Capital Inc., Attn: Office of the Company Secretary, 1331 Spring Street NW, Atlanta, Georgia 30309, or by telephone to 404-892-0896. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's proxy materials or the Notice to a stockholder at a shared address to which a single copy of the applicable document was delivered. Stockholders who currently receive multiple copies of the proxy materials or the Notice at their address and would like to request householding of their communications should contact their bank or broker or the Company Secretary at the contact address and telephone number provided above.